Exhibit 99.1

FOR IMMEDIATE RELEASE	August 5, 2010

Forbes Medi-Tech enters into Amended Agreement with MHT, LLC

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that MHT, LLC (“MHT”) has exercised its “right to match” in respect of the offer of Pharmachem Laboratories, Inc. to acquire substantially all of the assets of the Company (the “Pharmachem Offer”), as announced in the Company’s news release of July 29, 2010. In connection with the exercise by MHT of its right to match the Pharmachem Offer, the Company has entered into an amended agreement with MHT (the “MHT Amended Agreement”) pursuant to which the purchase price payable by MHT for the purchased assets has been increased from approximately US$1.4 million to US$1.76 million, in each case subject to inventory adjustments.

At a meeting held on Thursday, August 5, 2010, the Company’s board of directors (the “Board”) agreed to accept the amended offer of MHT under the terms of the Agreement with MHT. Except for the increase in the purchase price, the MHT Amended Agreement has substantially the same terms as the MHT Original Agreement, including with respect to the right of Forbes to consider and accept a superior proposal and, the right in favour of MHT to match any superior proposal. The expense reimbursement fee payable by Forbes to MHT if the asset sale is not completed as a result of the superior proposal was increased in the MHT Amended Agreement to $200,000 on account of MHT’s additional expenses due to the offer process.

Following the completion of the sale of all or substantially all of the assets of the Company (the “Asset Sale”), Forbes intends on settling all of its contractual obligations, appointing a liquidator (Abakhan & Associates Inc.) to finalize and wind-up its affairs, and distributing the resulting net proceeds to its shareholders (the “Liquidation”).The Company expects that the net proceeds of the Liquidation to be in the range of Cdn $0.14 to Cdn $0.19 per share.

The Board confirms that it continues to support the MHT transaction and confirms its unanimous conclusion that the transaction with MHT is in the best interests of the Company and is fair to the Company's shareholders and its recommendation that shareholders vote in favour of the Asset Sale transaction.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Forward looking Statements and Risks

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the MHT Amended Agreement Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company will not complete the Asset Sale in accordance with the terms of the MHT Amended Agreement or at all or that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify MHT in accordance with the terms of the MHT Amended Agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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